Exhibit 99.1





Mining the Past…Powering the Future

Howard Weil
36th Annual Energy Conference

New Orleans, LA

April 7, 2008





FORWARD-LOOKING STATEMENTS AND RECONCILIATION OF NON-GAAP MEASURES

Statements in this presentation which are not statements of historical fact are "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Foundation Coal Holdings, Inc. at the time this presentation was made. Although Foundation Coal Holdings, Inc. believes that the assumptions underlying such statements are reasonable, it can give no assurance that they will be attained. Factors that could cause actual results to differ materially from expectations include the risks detailed under the section "Risk Factors" in the company's Form 10-K filed with the Securities and Exchange Commission.

Also, this presentation contains certain financial measures, such as EBITDA. As required by Securities and Exchange Commission Regulation G, reconciliations of these measures to figures reported in Foundation Coal's consolidated financial statements are provided in the company's annual and quarterly earnings releases.



PRESENTATION OVERVIEW

- Industry Overview
  - Global Demand Growth
  - U.S. Market Projections
- Foundation Coal Investment Highlights
  - Strong Safety Record
  - Attractive Asset Base
  - Positive Outlook for Organic Growth
  - Significant Leverage to Rising Price Environment
  - Track Record of Financial Performance
  - Summary



WORLD ENERGY CONSUMPTION EXPECTED TO INCREASE DRAMATICALLY



World Primary Energy Consumption

- Economic & population growth expected to drive energy consumption up 57% by 2030

- Coal demand is expected to increase 72% from 2004 to 2030

- Demand is expected to grow 132% in China, and 87% in India, from 2004 to 2030

- Together, China and India accounted for 42% of 2004 demand, rising to 54% by 2030 (contributing 71% of all growth)

4

Source: Energy Information Administration, International Energy Outlook 2007



CATALYSTS DRIVING THE MARKET

Current Market Fundamentals

- Favorable US currency

- Relatively high natural gas prices

- Favorable ocean freight rates

- Close to normal domestic stockpiles

- Lead time to increase U.S. production



Recent Events Have Accelerated International Market Tightness

- China – Projected net importer beginning in 2008

- China – Curtailed coal exports through February/March

- India – Utility stockpiles low

- Venezuela – State-ordered contract re-pricing

- Australia – January/February monsoons resulted in multiple force majeures

- South Africa – Production issues, low utility inventories & power outages



IMPACT OF INCREASING GLOBAL DEMAND

- **Asian demand is key**
  - Asia naturally draws from Australia, but export growth is overwhelming infrastructure
  - Asia now drawing thermal coal from South Africa, historically a supplier for Europe
  - Europe is relying increasingly on coal from the Americas
    - U.S. exports in 2007 were **59.1mm tons**, a **19%** increase YOY
    - U.S. exports should rise, tightening supply: **75-80mm tons** projected in 2008



Global Coal Flows Beyond 2007

Decreasing Trend

Increasing Trend

Source: Calyon Securities (USA) Inc.

Source: Simmons & Company International Research and Various News Reports



U.S. ELECTRICITY GENERATION

- Coal now provides 50% of electricity generation in the U.S., anticipated to increase to approximately 60% in 2030

- U.S. coal demand is expected to rise from 1.1 billion tons per year today to approximately 1.7 billion tons per year in 2030



U.S. Electricity Generation by Source

+62%

U.S. coal demand expected to rise to 1.7 billion tons per year by 2030

Legend: Coal — Nuclear — Natural Gas — Petroleum — Renewables — ◆ U.S. Coal Demand

Source: DOE and Energy Information Administration, Annual Energy Outlook 2007, Reference Case



U.S. COAL-FIRED GENERATION GROWTH

	December 2007 Report		Implied Annual
	Number of Plants	Capacity (MW)	Consumption (Tons)
Under Construction	28	14,885	
Near Construction	6	1,859	
Permitted	13	6,422	
SUBTOTAL	47	23,166	70 - 80 million
Announced (uncertain potential and timing)	67	42,394	
TOTAL	114	65,560	200 - 220 million

Source: United States Department of Energy, National Energy Technology Laboratory, "Tracking New Coal-Fired Power Plants", December 2007

- Despite the cancellation or postponement of some projects, the U.S. is experiencing the largest expansion of coal-fired generation in 25 years

- 47 projects, representing over 23GWs of new generation and 70 – 80 million tons of new annual coal demand, are moving forward



PRICES HAVE INCREASED IN ALL REGIONS

- **Northern Appalachia (NAPP)**
  - More scrubbers
  - Increasing exports (crossover Pittsburgh #8)
  - Lead times for production expansion
  - Coal inventories at utilities served by NAPP coal currently well below the 5-year average
- **Central Appalachia (CAPP)**
  - Regulation threatens to impede future production
  - Strong worldwide demand for met coal
- **Powder River Basin (PRB)**
  - Most new coal-fired generation under construction is in the Midwest and West
  - Western coal reaching wider market in part due to the pull of Eastern coal exports
  - PRB prices tend to follow and lag Eastern coal prices—beginning to show strength



Newly Scrubbed Capacity (GWs)

2008	2009	2010	2011	2012
19	34	34	10	16



















FOUNDATION COAL OVERVIEW

America's Energy…
Our Focus



A COMMITMENT TO SAFETY

Incident Rates of Non-Fatal Occupational Injuries by Industrial Category



12
10
8
6
4
2
0
Incident Rate
Air Transportation
Nursing Homes
Hospitals
Transportation & Warehousing
Manufacturing
Construction
Agriculture, Forestry & Fishing
Retail Trade
Coal Mining
FCL 2007
Financial Activities

Source: Bureau of Labor Statistics, 2006; Foundation Coal 2007



DIVERSIFIED OPERATIONS



Powder River Basin (PRB)

Production Capacity (tons MM)	55.0
LTM Shipments (tons MM)	51.6
LTM Sales ($ MM)	$468.9
LTM Avg. Realization ($/Ton)	$9.08
Reserves (tons MM)	844
Btu	Low
Sulfur Content	Compliance

Northern Appalachia (NAPP)

Production Capacity (tons MM)	14.0
LTM Shipments (tons MM)	13.0
LTM Sales ($ MM)	$521.6
LTM Avg. Realization ($/Ton)	$40.14
Reserves (tons MM)	742
Btu	High
Sulfur Content	Medium

Central Appalachia (CAPP)

Production Capacity (tons MM)	7.0
LTM Shipments (tons MM)	8.5
LTM Sales ($ MM)	$446.2
LTM Avg. Realization ($/Ton)	$52.60
Reserves (tons MM)	191
Btu	High
Sulfur Content	Compliance & Low



FOUNDATION COAL
HOLDINGS, INC.

Production Capacity (tons MM)	76.0
LTM Shipments[1,2] (tons MM)	73.6
LTM Sales[1,2] ($ MM)	$1,453
LTM Avg. Realization[1,2] ($/Ton)	$19.74
Reserves[2] (tons MM)	1,840

Illinois Basin
Reserves ~ 65 MM tons

Headquarters
Baltimore, MD

Notes: Shipments, sales, average realization for the twelve months ended 12/31/07, reserve figures as of 2/25/08.
(1) Shipments, sales, and average realization include tons that were purchased and resold.
(2) Includes Illinois Basin



FUTURE PRODUCTION POTENTIAL

Powder River Basin

Wyoming Operations	Expansion (MM tons/yr)	Annual Capacity	Cost of Expansion
Phase I & II (completed 2006-2007)	10	55 MTPY	
Phase III (2011)	10	65 MTPY	~ $100 Million
Eagle Butte LBA	255 Million Tons	2008 Sale (Successful)	$180 Million
Belle Ayr LBA	200 Million Tons	2009 Sale	??

Northern Appalachia

Mine	Current Reserve (tons)	Annual Production	Capital Expenditure
Foundation	~ 420 Million	7 – 14 MTPY (potential 21)	~ $400 Million
Freeport (Steam/Met)	~ 68 Million	2 – 3 MTPY (New)	~ $300 Million

Central Appalachia

Mine	Current Reserve (tons)	Annual Production	Capital Expenditure
Harts Creek	~ 64 Million	2 MTPY (New)	~ $120 Million



RECENT SALES ACTIVITY REFLECTIVE OF CURRENT MARKET TIGHTNESS

- **Significant RFP activity during 1Q08 among Eastern utilities**

- **Customers signing long-term contracts, especially in the East**

- **Strong $200+ spot pricing realized on limited volume of CAPP met coal during 1Q08**

- **Modest volume of Northern Appalachian Pittsburgh #8 seam coal sold into met market during 1Q08**

- **Significant increase in international requests for met coal during 1Q08**

- **Evidence of supply shortage on the Norfolk Southern**

- **Uptick in PRB test burns**



PROVEN MARKET STRATEGY PROVIDES OPPORTUNITY IN RISING PRICE ENVIRONMENT

Foundation is poised to benefit from significant open positions in 2009 and 2010, particularly in the East, relative to the peer group



West (Powder River Basin)

52.5MM*   55MM*   55MM*

	2008	2009	2010
Unpriced Tons	3 (5%)	12 (22%)	30 (55%)
Priced Tons	50 (95%)	43 (78%)	25 (45%)

Priced Tons **Unpriced Tons**

Avg. realization**	$9.95	$10.18	$10.55



East (Central & Northern App.)

22MM*   21MM*   21MM*

	2008	2009	2010
Unpriced Tons	2 (9%)	12 (58%)	19 (90%)
Priced Tons	20 (91%)	9 (42%)	2 (10%)

Priced Tons **Unpriced Tons**

Avg. realization**	$46.99	$44.62	$47.24

* Midpoint of 2/14/08 coal shipment guidance

** Average realization per ton for priced tons



UNPRICED TONS & RECENT SPOT PRICES

Unpriced Tons by Year



Recent Spot Prices Per Ton



- **Significant unpriced tons in 2009 and 2010 enable FCL to benefit from the strong pricing environment**

- **Most unpriced tons are uncommitted and open to pricing at today's market**

- **For comparative purposes, priced tons in the East in 2009 & 2010 carry embedded average realizations per ton in the $45 - $47 range**

16

Note: recent prices as reported in Platts Coal Trader



SIGNIFICANT EBITDA OPPORTUNITY



Note: 2007 amounts reflect adjusted EBITDA as defined in our bank credit agreement for all production regions, but do not include the adjusted EBITDA impact of the "other" segment.

- Tremendous EBITDA potential exists assuming all unpriced and uncommitted tons are able to be contracted at current prices

- At current prices, NAPP conceptually has substantial upside



KEY PERFORMANCE HIGHLIGHTS









Notes: In millions, except percentage increases and debt to adjusted EBITDA ratios
2004 data on a non-GAAP combined basis
2005-07 data reflect results for successor company
2008 data per 2/14/08 guidance
Percentage increases based on mid-point of 2/14/08 guidance



INDUSTRY-LEADING MARGINS

Adjusted EBITDA to Revenue Margin—FCL vs. Peers

Three-Year Average (2005-07)



Calendar Year 2007



Note: * Excludes margin from non-coal related core assets

Source: Public company filings and press releases; EBITDA adjusted for unusual and one-time items

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SUMMARY OF INVESTMENT HIGHLIGHTS

- **Excellent Industry Position**
  - Among the largest producers – fourth by volume
  - Nationally diversified – only producer with a major presence in NAPP & PRB
- **Strong Financial Performance**
  - Consistent out-performance: leading adjusted EBITDA margins
  - 2007 adjusted EBITDA in-line with beginning-of-year guidance
  - Low 2.0x debt/Adjusted EBITDA ratio provides significant financial flexibility
- **Current Strategy**
  - Continuing to execute our successful marketing strategy--leveraging our significant 2009 & 2010 unpriced positions
  - Delivering future growth by:
    - Expanding production in 2008 in the high margin NAPP region
    - Growing organic production approximately 20% near-term, with opportunities for increased met production and export
    - Selectively pursuing growth through acquisition
  - Managing our costs to maintain our position as a low-cost provider
- **Attractive Valuation***
  - 2009 EV/EBITDA of 6.0x for FCL versus 8.0x for other companies producing greater than 50 million tons per year

* Calculated using FirstCall consensus 2009 EBITDA estimates and enterprise values based on April 2, 2008 closing prices.






Mining the Past…Powering the Future